Exhibit 99.3

STOCK OPTION EXCHANGE
EMPLOYEE QUESTIONS AND ANSWERS

•                  How did Celestica arrive at the exchange value of US$1.00 per option?

•                  There are various standard industry methods to estimate the value of stock options under option exchange programs.  Based on the recommendation of a third-party consulting firm, Celestica chose the Binomial Option Pricing Model. A Binomial Option Pricing Model uses probability theory to estimate the value of a stock option.  Binomial models assume that stock prices move randomly over time.

In valuing the options using the binomial model, certain assumptions were made regarding employee turnover and option exercise patterns in addition to standard assumptions such as share price volatility.  More information on the pricing of the program can be found on pages 14 and 15 of the 2004 Management Information Circular, which is available on the Celestica website (www.celestica.com).

To estimate the exchange value, the valuation date was set on February 1, 2005.  With the stock price at $13.59 (US) on February 1, and based on all of the assumptions used, the Binomial Model estimated the average current value of the stock options under consideration to be $1.52 per share.  To further balance the interests of shareholders, the price was discounted by approximately  1/3, resulting in a price of $1.00 US per share. We believe the final valuation is fair for both shareholders and employees.

•                  Who decided to create an option exchange program?

•                  Celestica’s executive team recommended the program and it was then approved by the Board of Directors.  It was approved by shareholders at Celestica’s Annual General Meeting (AGM) held on April 21, 2005.

•                  Does this mean we don’t expect our share price to rebound?

•                  It is not possible to predict future share prices, however, the option exchange is not a negative reflection of Celestica’s confidence in its future.  Celestica has a detailed plan to return itself to growth and profitability and we believe the company is on its way to achieving these goals. All efforts are aimed at increasing the share price over time. In the meantime, the company would like to provide eligible options holders the opportunity to receive some value for their underwater options.

•                  How will the option exchange advance shareholder objectives?

•                  The option exchange will enable Celestica to reduce the number of options outstanding (also known as “overhang”).  Overhang refers to outstanding stock options as a percentage of the total shares outstanding.  Shareholders typically prefer that the overhang be under 10%. Celestica has also initiated other actions to address these issues.  Going forward, the number of stock options that Celestica can award each year will be limited to the equivalent of 1.2% of the number of  shares outstanding.

•                  Why are we only offering to exchange options with an exercise price of US$30 (C$40) or greater?

•                  It is not affordable for the company to buy back all outstanding options.  Based on the average exercise price of all outstanding options, it was determined that US$30 (C$40) was a reasonable cut-off point for this program.

•                  What if I want to exchange only a portion of my stock options at US$30 (C$40) or greater, rather than all of them?

•                  You must decide to either exchange all options above this price level or decline to  participate in the program.

•                  How much personal tax will I pay on the amount I am paid?

•                  The amount of personal tax deducted depends on tax laws in your country of residence.  Current tax information can be found, by country, on the ‘Option Exchange Program’ intranet site.  This information is subject to change.  It is recommended that employees obtain individual tax advice for any specific questions relating to their personal situation.

•                  When would I receive the funds for the options that I am exchanging?

•                  Payments are expected to be made in August or September, 2005, following the consolidation of responses at the close of the exchange in July, 2005.  The actual payment date will be established by the local payroll and will be communicated during the exchange program.  If you are eligible to receive more than $10,000 in the exchange you will have 50% of your payment deferred for a period of three years.

•                  When does the Option Exchange Program officially begin?

•                  On June 13, you will receive a letter of transmittal (election form) via e-mail or from your site Human Resources representative.  If you choose to participate in the program, you will have until the expiration date of the exchange – which we expect to be July 11, 2005 - to print and sign the transmittal (election form) and return a paper copy to your site HR representative.

•                  What if I forget to hand in my form before the expiration date of the exchange?  Will there be any grace period?

•                  No.  If you choose to participate in the exchange and your completed transmittal letter (election form) is not returned prior to the close of business on the expiration date, you will not be included in the exchange, and as such, you will not receive any payment.

•                  What if I do not want to participate in the Option Exchange Program?

•                  If you do not want to participate in the Option Exchange Program, you are still requested to check the appropriate box on the election form and return it to your site HR representative.

•                  What happens to my stock options if I don’t want to exchange them?

•                  If you do not take part in the Option Exchange Program, you continue to hold your stock options at the original grant price.  You keep them until you exercise them or until they expire.

•                  What if I leave the company before the exchange officially begins?

•                  Employees who leave due to resignation or termination for cause  will no longer be eligible to participate in the program.  The only exceptions are for employees who leave due to termination without cause and are still within their notice period when the exchange formally opens on June 13 and employees who retired after March 31, 2005; these employees will be eligible to participate.

•                  Will I still be paid for my tendered options if I leave Celestica after the exchange opens but before the payment is made?

•                  As long as Celestica does not elect to terminate the offer, or reject all of the tendered options, you will receive payment for your properly tendered options.  However, you will not be paid the deferred portion of the option purchase price, if applicable, unless you were terminated without cause (for example, through restructuring), death, disability or retirement.

•                  Will there be any instance in which the offer could be terminated following shareholder approval?

•                  Yes. There may be some instances in which the company may elect to terminate the offer, or reject all tendered options.  This will be outlined in the tender offer document to be provided to eligible option holders once the offer has commenced.  Currently, we have no reason to believe the offer will be revoked.

•                  How will the US$1.00 per option be calculated if I live outside of the US?

•                  For purposes of calculating the payment, the average foreign currency exchange daily rate for the month of June, 2005 will be used for all currencies other than US dollar payments.  Payment will be made in local currency.

•                  Is there a chance that Celestica will re-price any of the options it has already granted to employees?

•                  No.  As part of the arrangement that was approved by Celestica’s shareholders on April 21, 2005, Celestica will be amending its long-term incentive plan to specifically prohibit option re-pricing.

•                  What does the Option Exchange mean for employee retention?

•                  Reducing the overhang by purchasing back the options that are significantly underwater will also provide a source of options to be used for future grant programs required to attract and retain employees.

For employees who have options valued at greater than US $10,000, a portion of their payment is deferred over a three-year term. The first installment of 50% of the  amount will be made on the same payout date as those with options valued at under US$10,000.  As previously mentioned, this will be in August or September depending on geographic location and payroll dates.

The second payment will occur on the first available payroll date following the third anniversary of the close date.  This is currently expected to be July 11, 2008.  Only employees who are employed by Celestica at that date or left Celestica because they were terminated without cause (for example, through restructuring), death, disability, leave of absence or retirement, will receive the second payment.

•                  What have other technology companies been doing?

•                  Many other high technology companies have revised their stock option programs, some of which have included buy-back programs.

Questions and Answers for individuals who are eligible to receive more than $10,000 in the exchange.

•                  What if the value of the exchange offer is greater than US$10,000?

•                  The payments will be made in two installments.  The first installment of 50% of the payment will be made on the same payout date as those with options valued at under US$10,000.  As previously mentioned, this will be in August or September depending on geographic location and payroll dates.

The second payment will occur on the first available payroll date following the third anniversary of the close date.  This is currently expected to be July 11, 2008.

•                  Will I be paid interest on the deferred portion?

•                  Yes, in addition to the principal amount owing on the second installment, Celestica will make an interest payment at an annual interest rate of 2.5% of the original principal from the first installment payment date compounded annually.

•                  What happens to the second installment if I leave Celestica after the initial payment?

•                  The following conditions will apply:

-Voluntary Resignation or Termination with Cause: The second installment will be forfeited.

-Retirement, Death, Disability, or Termination by Celestica

 “without cause”: The full amount of the second installment will be paid upon termination.

•                  Will the value of the deferred payment change if the share price increases substantially over the next three years?

•                  No, the deferred payment will remain at 50% of the original offer, plus the interest payment.

WE ADVISE YOU TO CAREFULLY READ THE OFFER TO EXCHANGE AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE EXCHANGE OFFER. ANY  SUCH  DOCUMENTS,  ONCE  FILED,  WILL  BE AVAILABLE,  FREE OF CHARGE, AT THE SECURITY AND EXCHANGE COMMISSION’S WEBSITE  AT WWW.SEC.GOV AND FROM CELESTICA’S INVESTOR RELATIONS AT (416) 448-2211.